Exhibit 99.14

Volaris Reports September 2014 Traffic Results, Focusing on International

Growth and Domestic Capacity Discipline

Mexico City, Mexico October 9, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the United States, today reported its preliminary traffic results for September 2014.

Volaris’ flexible business model enables it to adjust capacity in high and low season, as well as into different markets based on demand. As a result of a stronger fare environment in the international market, Volaris has been focusing on international growth by increasing Available Seat Miles (ASMs) in September 2014 by 1.7% year over year. International booked passengers reached 117 thousand for the period, representing a 5.7% increase compared to the same period in 2013. In the domestic market Volaris has been demonstrating capacity discipline in order to improve the fare environment, in particular in the low season, decreasing ASMs in September 2014 by 7.0% year over year, and reaching 542 thousand domestic booked passengers, a decrease of 7.6% compared to the same period in 2013. Total combined ASMs decreased 4.9% year over year and total booked passengers in September 2014 reached 659 thousand, a 5.5% decrease compared to the same period in 2013. For the nine months ended in September Volaris had an increase of 8.6% in total booked passengers.

Volaris’ demand measured in Revenue Passenger Miles (RPMs) decreased 7.5% year over year in September 2014 and increased 8.0% in the nine months ended in September. Volaris registered a load factor of 78.8% in September 2014 and 82.0% in the nine months ended in September.

The following table summarizes Volaris’ traffic results for the month.

	Sep. 2014	Sep. 2013	Variance		Nine Months Ended Sep. 2014	Nine Months Ended Sep. 2013	Variance
RPMs (Millions)
Domestic	469	526	(10.8%)		5,304	5,041	5.2%
International	169	164	3.0%		1,907	1,633	16.7%

Total	638	690	(7.5%)		7,211	6,674	8.0%
ASMs (Millions)
Domestic	598	643	(7.0%)		6,558	6,063	8.2%
International	211	207	1.7%		2,239	1,891	18.4%

Total	809	850	(4.9%)		8,797	7,954	10.6%
Load Factor
Domestic	78.4%	81.7%	(3.3	) pp	80.9%	83.1%	(2.2	) pp
International	79.9%	78.9%	1.0	pp	85.2%	86.4%	(1.2	) pp

Total	78.8%	81.0%	(2.2	) pp	82.0%	83.9%	(1.9	) pp
Passengers (Thousands)
Domestic	542	587	(7.6%)		5,887	5,522	6.6%
International	117	110	5.7%		1,305	1,098	18.9%

Total	659	697	(5.5%)		7,192	6,620	8.6%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-topoint operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 120 and its fleet from four to 49 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 36 cities in Mexico and 17 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com